[redacted]

SEC
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Section

FEB 2 8 2008

Washington, DC
103

UNTI
SECURITIES AND E
Washing

08027089

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1451 W. Cypress Creek Road, Suite #204
(No. and Street)

Fort Lauderdale (City) Florida (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Goldstein (954) 334-3450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dennis S. Benimoff
(Name – *if individual, state last, first, middle name*)

351 South Cypress Road, Suite 110 (Address) Pompano Beach, (City) FL (State) 33060 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Goldstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newbridge Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TRINA J. SIGNORINO
MY COMMISSION # DD749502
EXPIRES: February 06, 2012
1-800-3-NOTARY Fl. Notary Discount Assoc. Co.

Signature

CEO

Title

Trina J. Signorino

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (x) (O) Independent Auditors Report on Internal Accouting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWBRIDGE SECURITIES CORPORATION

FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2007

CONTENTS

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 W. CYPRESS ROAD, SUITE 110
POMPANO BEACH , FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newbridge Securities Corporation
Ft. Lauderdale, Florida

I have audited the accompanying statement of financial condition of Newbridge Securities Corporation (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newbridge Securities Corporation at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2008

NEWBRIDGE SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2007

ASSETS		
CURRENT ASSETS:		
Cash	$	117,731
Deposit from clearing broker		225,233
Receivable from clearing broker		2,198,801
Securities at market value		695,069
Accounts receivable less allowance for doubtful accounts of $ 5,950		184,844
Loans receivable, less allowance for doubtful loans of $ 99,986		1,289,533
Employee advances, less allowance for doubtful advances of $ 51,491		23,500
Accrued interest		73,050
Miscellaneous investments		12,600
Prepaid expenses		75,555
Total current assets		4,895,916
PROPERTY AND EQUIPMENT		-
OTHER ASSETS		-
TOTAL ASSETS	$	4,895,916
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Securities sold short at market value	$	15,276
Payable to clearing broker		158,798
Accounts payable, accrued expenses, and other liabilities		582,428
Commissions payable		1,949,034
Total current liabilities		2,705,536
CONTINGENCIES (NOTE 8)		
SUBORDINATED BORROWINGS		500,000
STOCKHOLDERS' EQUITY:		
Common stock - no par value, 5,000 shares authorized, issued and outstanding		2,131,977
Accumulated deficit		(441,597)
Total stockholders' equity		1,690,380
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	4,895,916

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions	$ 32,136,299
Private placement income	2,239,102
Investment Banking Income	798,676
Trading income	5,211,515
Interest	379,180
Other revenue	3,233,418
	43,998,190
EXPENSES:	
Employee compensation and benefits	36,922,116
Clearing charges	771,623
Management fees	2,273,216
Communications	1,174,592
Customer Settlements	364,892
Professional fees	304,449
Regulatory fees and expenses	240,850
Interest Expense	49,050
Other operating expenses	1,763,474
	43,864,262
NET INCOME BEFORE INCOME TAXES	133,928
PROVISION FOR INCOME TAXES	110,780
NET INCOME	$ 23,148

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK SHARES	COMMON STOCK AMOUNT	ACCUMULATED DEFICIT
Balance-January 1, 2007	5,000	$ 2,131,977	$ (464,745)
Additional Capitalization		-	
Return of Capital		-	
Net Income (Loss) January 1, 2007 to December 31, 2007			23,148
Balance-December 31, 2007	5,000	$ 2,131,977	$ (441,597)

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 23,148
Adjustments to reconcile net income to net cash provided (used) by operations:	
Bad debt Expense	1,424
Increase in deposit at clearing broker	(125,233)
Increase in receivable from clearing broker	(298,715)
Decrease in securities at market value	738,826
Increase in accounts receivable	(190,795)
Increase in loans receivable	(436,208)
Increase in employee advances	(74,991)
Decrease in officer advances	7,054
Increase in accrued interest	(18,628)
Decrease in miscellaneous receivables	96,213
Increase in prepaid expenses	(35,168)
Decrease in securities sold short	(328,040)
Increase in payable to clearing broker	115,613
Increase in accounts payable, accrued expenses and other liabilities	146,547
Decrease in commissions payable	(176,887)
Net cash used in operating activities	(555,840)
CASH FLOWS FROM INVESTING ACTIVITIES:	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from subordinated loans	500,000
Net cash provided by financing activities	500,000
Net increase in cash	(55,840)
CASH AT JANUARY 1, 2007	173,571
CASH AT DECEMBER 31, 2007	$ 117,731

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for:	
Interest	$ 49,050
Income taxes	110,780
	$ 159,830

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated borrowings at January 1, 2007	$ -
Increases:	
Issuance of subordinated note	500,000
Decreases	
Payment of subordinated note	-
Subordinated borrowings at December 31, 2007	$ 500,000

See accompanying notes and independent auditor's report

NEWBRIDGE SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 – BUSINESS AND ORGANIZATION

The Company was incorporated in Virginia on December 17, 1997 as Ludwig Investments, Inc. In 2000, Newbridge Financial, Inc. (formerly Financial Holdings & Investments Corp.) acquired the Company and renamed the Company Newbridge Securities Corporation. The Company is a wholly owned subsidiary of Newbridge Financial, Inc. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the National Association of the Securities Dealers, Inc.

The Company acts as an introducing broker through a clearing arrangement with a clearing broker-dealer on a fully disclosed basis. This broker-dealer provides clearing services, handles funds of the Company's customers, holds securities, and remits customer account activity statements to the Company's customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

RECOGNITION OF COMMISSION INCOME

Securities transactions are recorded for financial statement purposes on a trade-date basis with related commission income and expenses recorded on a trade-date basis.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable when the asset and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities & Exchange Commission's uniform Net Capital Rule (Rule 15c3-1) which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuates on a daily basis; however, as of December 31, 2007, the ratio of aggregate indebtedness to net capital was 4.30:1 and net capital was $ 574,475, which exceeded the minimum net capital requirement by $ 409,792.

NOTE 4 – DEPOSIT WITH THE CLEARING BROKER

The Company has a deposit, which is interest earning, retained by its clearing broker-dealer as part of the clearing arrangement and to offset any unsecured customer debits.

NOTE 5- RELATED PARTY TRANSACTIONS

Under an agreement between the Company and Newbridge Financial, Inc. (sole shareholder of the Company), the Company pays a management fee to the parent. The management fee is a mutually agreed upon amount and may not represent the cost of obtaining the aforementioned items from an unrelated party. The management fees are paid for financial and administrative services, and for providing office facilities including furniture, fixtures and equipment. For the year ended December 31, 2007, the total management fee paid to the affiliate was $2,273,216. The Company will be filing a consolidated income tax return with its affiliated group members for the year ended December 31, 2007. Some of the officers of the Company are also the officers of the Parent and have a direct ownership interest in the Parent. At December 31, 2007, the Company had amounts due from officers of $ 0.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit-worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7- INCOME TAXES

The tax provisions (benefits) differ from amounts that would be calculated by applying Federal statutory rates to income (loss) before income taxes because the Company is subject to state income taxes. The Company files a consolidated income tax return with its parent and other affiliated companies. The Company computes its income taxes on a separate return basis.

The provision for income taxes consists of the following components:

Current tax expense	$ 110,780
Deferred tax expense	-0-
	$ 110,780

The Federal and Florida State net operating loss carry forwards will expire in the year 2025.

NOTE 8- CONTINGENCIES

At December 31, 2007, a customer has instituted an NASD arbitration proceeding against the Company for unauthorized and unsuitable trading, churning, and excessive exposure to margin. The claimant is seeking $ 300,000 in compensatory damages, plus interest and costs. In another case, the claimant is seeking damages allegedly incurred in connection with his decision to roll-over his existing investment Management is contesting both cases vigorously. Management feels that the outcome of these cases along with the potential for the Company to recover all or a portion of any losses through a claim with its professional liability insurance carrier and/or indemnification provided to the Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in this matter.

NOTE 9- SUBORDINATED BORROWINGS

The borrowings under the subordination agreement at December 31, 2007 are due from one of the Company's clearing brokers. The subordinated borrowings bear interest on the principal amount at 8 percent, paid monthly and are current at December 31, 2007. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the intent of both the Company and the clearing broker to forgive the borrowings over the five year life of the note and the clearing agreement. The note will be forgiven as certain performance levels are met or as long as the contract is honored by the Company.

SUPPLEMENTARY INFORMATION

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 S. CYPRESS ROAD, SUITE 110
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

I have audited the accompanying financial statements of Newbridge Securities Corporation as of and for the year ended December 31, 2007, and have issued my report thereon dated February 25, 2008. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 11, 12, 13, 14, and 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dennis S. Benimoff, CPA

DENNIS S. BENIMOFF, CPA

Pompano Beach, Florida
February 25, 2008

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 1,690,380
Additions:		
Liabilities subordinated to claims of general creditors	$ 500,000	
Contingencies	220,000	720,000
Total capital and allowable subordinated liabilities		2,410,380
Deductions and/or charges:		
Nonallowable assets		
Accounts receivable, less allowance for doubtful accounts of $ 5,950	20,907	
Loans receivable, less allowance for doubtful loans of $ 99,986	1,289,533	
Employee advances, less allowance for doubtful advances of $ 51,491	23,500	
Accrued Interest	73,050	
Miscellaneous investments	12,600	
Prepaid expenses	75,555	1,495,145
Net capital before haircuts on securities positions		915,235
Less Restricted stocks	267,396	
Less Blockage charges	2,844	270,240
Less Haircuts on securities (computed where applicable, pursuant to rule 15c3-1(f))		
Trading and investments securities – stocks, warrants, and bonds	70,520	
Undue concentrations	-	70,520
NET CAPITAL		$ 574,475

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital required (greater of a or b)	$ 164,683
a. Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 164,683
b. Minimum dollar amount of net capital required	$ 159,850
Excess net capital	$ 409,792

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2007

COMPUTATION OF AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Payable to clearing broker	$ 158,798
Accounts payable, accrued expenses and other liabilities	362,428
Commissions payable	1,949,034
Total aggregate indebtedness	$ 2,470,260
Ratio of aggregate indebtedness to net capital	4.30

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X – 17A5 (Allowable and Nonallowable Assets), as filed for the period ended December 31, 2005 are as follows:

	Unaudited	Adjustments	Audited
Allowable Assets	$ 3,262,772	$ -	$ 3,400,770
Increase in receivable from clearing broker		161,590	
Decrease in accounts receivables		(17,641)	
Recllassication to nonallowable assets		(5,951)	
	3,262,772	137,998	3,400,770
Nonallowable assets	1,489,195	-	1,495,146
Reclassification from allowable assets		5,951	
	1,489,195	5,951	1,495,146
Total Assets	$ 4,751,967	$ 143,949	$ 4,895,916

NEWBRIDGE SECURITIES CORPORATION
SUPPLEMENTARY INFORMATION PURSUANT TO SEC RULE 17a-5
DECEMBER 31, 2007

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

The adjustments to the FOCUS Report, Part IIA, Form X-17A-5 (Aggregate indebtedness, other liabilities and stockholders' equity) as filed for the period ended December 31, 2007 are as follows:

	Unaudited	Adjustments	Audited
Aggregate Indebtedness	$ 2,365,027	$ -	$ 2,470,260
Increase in commissions payable		94,738	
Increase in accruals and payables		884	
Increase in due to clearing firm		9,611	
	2,365,027	105,233	2,470,260
Other Liabilities	15,276	-	15,276
Subordinated Loans	500,000		500,000
Contingencies			
Increase in contingencies	-	220,000	220,000
Stockholders Equity	1,871,664	-	1,690,380
The effect of above adjustments on net income		(181,284)	
	1,871,664	(181,284)	1,690,380
Total Liabilities and Stockholders' Equity	$ 4,751,967	$ 143,949	$ 4,895,916

EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

With respect to the Computation for Determination of Reserve Requirements and Information relating to the Possession or Control Requirements under Rule 15c3-3, Newbridge Securities Corporation qualified for exemption under subparagraph (k) (2) (ii) of the Rule.

DENNIS S. BENIMOFF
CERTIFIED PUBLIC ACCOUNTANT
351 SOUTH CYPRESS ROAD, SUITE 110
POMPANO BEACH, FL 33060
(954) 942-1120

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Newbridge Securities Corporation
Fort Lauderdale, Florida

In planning and performing my audit of the financial statements and supplemental schedules of Newbridge Securities Corporation (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Board of Directors
(Continued)

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dennis S. Benimoff, CPA
DENNIS S. BENIMOFF, CPA
Pompano Beach, Florida
February 25, 2008

END